Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor	Successor
	Period from December 28, 2003 through July 30, 2004	Period from July 31, 2004 through December 25, 2004	Fiscal Year(1)				(Unaudited) Twenty-Six Weeks Ended June 27, 2009
			2005	2006	2007	2008
		(dollars in thousands)
Earnings
Income (loss) before income taxes:	$4,101.0	$(94,036.0)	$(129,880.0)	$(76,408.0)	$(85,558.0)	$(70,733.0)	$(27,389.0)
Add: Fixed charges	33,955.0	35,857.0	98,954.0	105,528.2	111,087.7	107,802.8	53,161.2
Amortization of capitalized interest	1.9	1.7	16.0	35.0	59.9	85.8	45.7
Less: Interest capitalized	(70.0)	(91.0)	(169.7)	(225.9)	(246.4)	(200.1)	(79.5)
Preference security dividend requirement	—	—	—	—	(2,367.0)	(4,336.0)	(2,334.0)

Earnings:	$37,987.9	$(58,268.3)	$(31,079.7)	$28,929.3	$22,976.2	$32,619.5	$23,404.4

Fixed Charges
Interest expensed(2)	$7,977.0	$15,880.0	$50,004.0	$56,947.0	$60,977.0	$54,915.0	$24,191.0
Interest capitalized	70.0	91.0	169.7	225.9	246.4	200.1	79.5
Interest factor in rents	25,908.0	19,886.0	48,780.3	48,355.3	49,864.3	52,687.7	28,890.7

Fixed Charges:	$33,955.0	$35,857.0	$98,954.0	$105,528.2	$111,087.7	$107,802.8	$53,161.2

Ratio of Earnings to Fixed Charges(3)	1.1	(1.6)	(0.3)	0.3	0.2	0.3	0.4

(1)	The 2005 fiscal year contains 53 weeks. All other fiscal years shown contain 52 weeks.
(2)	This includes (i) amortized premiums, discounts and capitalized expenses related to indebtedness, and (ii) preference security dividend requirements of consolidated subsidiaries.
(3)	In order to achieve a ratio of 1:1, we would have to have generated additional pre-tax income from continuing operations of $94.1 million, $130.0 million, $76.6 million, $88.1 million and $75.2 million in the period July 31, 2004 through December 25, 2004, fiscal years ended December 31, 2005, December 30, 2006, December 29, 2007 and December 27, 2008, respectively, and $29.8 million for the twenty-six weeks ended June 27, 2009.